Via Facsimile and U.S. Mail
Mail Stop 4720

October 22, 2009

T.W. Owen
Treasurer and Chief Financial Officer
Metabolic Research, Inc.
6320 McLeod Drive, Suite 7
Las Vegas, NV 89120

Re: Metabolic Research, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Fiscal Quarter Ended March 31, 2009
      Item 4.02 Form 8-K
      File Number: 000-25879

Dear Ms. Owen:

       We issued comments to you on the above captioned filings on August 19, 2009 and September 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 5, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by November 5, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant